Prospectus Supplement No. 19 (To Prospectus dated November 12, 2014, as supplemented by prospectus supplements identified on Appendix I hereto)	Filed pursuant to Rule 424(b)(7) Registration No. 333-199158

111,866,539 Shares

Premier, Inc.

Class A common stock

This prospectus supplement number 19 supplements and amends the prospectus dated November 12, 2014, as previously supplemented by the prospectus supplements identified on Appendix I hereto (together, the Prospectus), covering the resale from time to time by selling stockholders named in the Prospectus of up to an aggregate of 111,866,539 shares of our Class A common stock that may be issued in exchange for Class B common units of limited partnership, or Class B common units, in Premier Healthcare Alliance, L.P. (Premier LP) and an equal number of shares of our Class B common stock, pursuant to certain contractual rights of the limited partners of Premier LP. Our wholly-owned subsidiary, Premier Services, LLC, is the general partner of Premier LP. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

Our Class A common stock is traded on the NASDAQ Global Select Market, or NASDAQ, under the symbol “PINC.” On July 30, 2019, the last reported sales price of our common stock on NASDAQ was $39.88 per share.

Investing in our securities involves risks. You should read carefully and consider the “Risk Factors” included in our most recent Annual Report on Form 10-K, as may be updated by our periodic and current reports, all of which is incorporated by reference herein, before investing in our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 31, 2019.

SELLING STOCKHOLDERS

The information in the table appearing under the heading “Selling Stockholders” in the Prospectus is supplemented and amended by the following information, which includes information with respect to selling stockholders not previously listed in the Prospectus and supersedes information with respect to the selling stockholders listed below as of the date of this prospectus supplement. The following updated information supplements the information in such table, is based solely upon information provided to us by the selling stockholders and is accurate, to the best of our knowledge, as of July 31, 2019.

Pursuant to the terms of the LP Agreement and the Exchange Agreement, each Class B common unit of Premier LP held by the selling stockholders is exchangeable for one share of our Class A common stock, cash or a combination of both, the form of consideration to be at the discretion of the audit and compliance committee of Premier’s board of directors, subject to certain exchange timing and volume limitations. See “Certain Contractual Arrangements with Selling Stockholders” in the Prospectus for additional information. The following table sets forth the selling stockholders’ beneficial ownership of our Class A common stock as of the date of this prospectus supplement. Each selling stockholder has the cumulative right to exchange a maximum of one-seventh of its initial allocation of Class B common units (as well as any additional Class B common units purchased by such selling stockholder pursuant to the right of first refusal under the Exchange Agreement) each year, commencing on October 31, 2014. The number and percentage of shares beneficially owned after this offering for each selling stockholder assumes the exchange by the selling stockholders of all Class B common units owned by them for the equivalent number of our shares of Class A common stock and sale of all such shares offered by the selling stockholders and that each selling stockholder does not acquire any additional shares or units. Information in the table below with respect to beneficial ownership has been furnished by each of the selling stockholders. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission.

The selling stockholders are not required to exchange their Class B common units for shares of our Class A common stock, nor are we required to issue shares of Class A common stock to any selling stockholder who elects to exchange Class B common units. Instead, we may satisfy the Class B common unit exchanges by paying cash or through a combination of cash and Class A common stock. In addition, the selling stockholders listed in the table below may have sold, transferred, otherwise disposed of or purchased, or may sell, transfer, otherwise dispose of or purchase, at any time and from time to time, Class B common units or shares of our Class A common stock in transactions exempt from the registration requirements of the Securities Act or in the open market after the date on which they provided the information set forth in the table below. The maximum number of shares of Class A common stock offered hereby assumes the selling stockholders exchange all of their Class B common units held on the date on which they provided the information set forth in the table below and we elect to satisfy all exchange requests by issuing only shares of Class A common stock. Assuming we do issue shares of our Class A common stock to a holder of Class B common units upon an exchange, such holder may offer for sale all, some or none of such shares of Class A common stock. Therefore, it is difficult to estimate with any degree of certainty the aggregate number of shares that the selling stockholders will ultimately offer pursuant to this prospectus supplement or that the selling stockholders will ultimately own upon completion of the offering to which this prospectus supplement relates. The following table does not take into effect any restrictions on ownership or transfer as described in “Description of Capital Stock” in the Prospectus.

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The selling stockholders named below and their permitted transferees, pledgees, orderees or other successors may from time to time offer the shares of our Class A common stock offered by this prospectus supplement. Except as otherwise indicated in the footnote below, the beneficial owner has sole voting and investment power with respect to the indicated shares of Class A common stock.

Name of Selling Stockholder	Total Number of Shares of Class A Common Stock Beneficially Owned Prior to this Offering(1)	Maximum Number of Shares of Class A Common Stock Being Offered	Total Number of Shares of Class A Common Stock Beneficially Owned After this Offering
			Number	%
Central Maine Healthcare Corporation	108,485	151,880	0	*
Woman’s Hospital Foundation	0	144,973	0	*

*	Represents less than 1.0%.
(1)

If applicable, beneficial ownership prior to this offering is reflected as 0 for selling stockholders who have provided us information regarding their Class A common stock ownership but do not otherwise own any shares of Class A common stock and have not elected to exchange their portion of Class B common units of Premier LP eligible for exchange on the July 31, 2019 quarterly exchange date under the Exchange Agreement.

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Appendix I

Table of Prospectus Supplements

To

Prospectus dated November 12, 2014

Prospectus Supplement Number	Date of Prospectus Supplement
Number 1	November 13, 2014
Number 2	February 2, 2015
Number 3	April 30, 2015
Number 4	July 31, 2015
Number 5	November 2, 2015
Number 6	November 10, 2015
Number 7	February 1, 2016
Number 8	May 2, 2016
Number 9	August 1, 2016
Number 10	January 31, 2017
Number 11	July 31, 2017
Number 12	October 31, 2017
Number 13	January 31, 2018
Number 14	April 30, 2018
Number 15	July 31, 2018
Number 16	October 31, 2018
Number 17	January 31, 2019
Number 18	April 30, 2019

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